FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                         For the month of February 2003



                         Brazilian Distribution Company
                  ---------------------------------------------
                 (Translation of Registrant's Name Into English)

                               Av. Brigadeiro Luiz
                           Antonio, 3126 Sao Paulo, SP
                                    01402-901

                                     Brazil
                                   ----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X  Form 40-F
                                      ---
         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

                                   SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: February 14, 2003                  By: /s/ Augusto Marques da Cruz Filho
                                            ------------------------------------
                                         Name:  Augusto Marques da Cruz Filho
                                         Title: Chief Financial Officer



                                         By: /s/ Aymar Giglio Junior
                                            ------------------------------------
                                         Name:  Aymar Giglio Junior
                                         Title: Investor Relations Officer

                                    EXHIBITS

99.1 Public Announcement Re: Extraordinary General Meeting to be held on February 28, 2003.